Exhibit 16.1

KPMG LLP One Broadway, 15th Floor Cambridge, MA 02142	Telephone +1 617 475 4700 Fax +1 617 475 4799 kpmg.com

May 9, 2017

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Harvard Bioscience, Inc. (the “Company”) and, under the date of March 16, 2017, we reported on the consolidated financial statements of Harvard Bioscience, Inc. as of December 31, 2016 and 2015 and for each of the years ended December 31, 2016, 2015 and 2014 and the effectiveness of internal control over financial reporting as of December 31, 2016. On May 8, 2017, we were dismissed. We have read Harvard Bioscience, Inc.’s statements included under Item 4.01 of its Form 8-K dated May 8, 2017, and we agree with such statements except that we are not in a position to agree or disagree with Harvard Bioscience, Inc.’s statements that: 1) Grant Thornton LLP was not consulted regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on Harvard Bioscience, Inc.’s consolidated financial statements, or the effectiveness of internal control over financial reporting; 2) a competitive process was conducted by the audit committee of the board of directors to determine the independent registered public accountants; 3) the change was approved by the audit committee of the board of directors; and 4) management is committed to remediating the Company’s material weaknesses in a timely fashion.

Very truly yours,

/s/ KPMG LLP

KPMG LLP is a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.